UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On May 6, 2005, Vermilion Energy Trust announced the unaudited interim operating and financial results for the period ended March 31, 2005. The press release is attached hereto as Exhibit A.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: May 13, 2005

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO -  VERMILION ENERGY TRUST]


                           PRESS RELEASE - MAY 6, 2005
                      FIRST QUARTER RESULTS, MARCH 31, 2005

Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended March 31, 2005. The financial statements consolidate the results for Verenex Energy Inc. ("Verenex") (TSX - VNX), a subsidiary in which Vermilion owns 54% of the issued and outstanding shares.

FIRST QUARTER HIGHLIGHTS:

>> Recorded Trust production of 22,762 boe/d with current production capacity estimated at over 27,000 boe/d reflecting the acquisition of assets in Australia on March 31, 2005.

>> Maintained stable distributions of $0.17 per month, a rate that has remained constant since initial distribution in March 2003. Cash distributions represented only 54% of funds generated from operations during the quarter.

>> Provided a total return to unitholders in the first quarter of 15.5%, comprised of 13.0% in capital appreciation and 2.5% in distributions.

>> Closed the acquisition of producing assets in Australia for $95 million with the nine-month contribution of production from these assets expected to add 3,300 boe/d to Vermilion's 2005 production. The reserves acquired are expected to replace approximately 170% of Vermilion's 2005 production.

>> Successfully drilled two new wells in the Champotran/La Torche Field in France. These two wells will be completed and placed on production in the second quarter of 2005.

>> Recompleted several wells in the Drayton Valley area of Canada, and activated some previously shut-in gas production, significantly offsetting production declines in Canada.

>> Maintained a conservative financial position with net debt at the end of the period totalling $172.5 million including the impact of the Australian acquisition which was funded from existing available credit. This debt level represents a debt to cash flow ratio of less than 1 to 1, demonstrating the financial strength and flexibility of the Trust.

CONFERENCE CALL

As Vermilion's Annual and Special meeting is being held today, May 6, 2005 at 10:00 a.m. at the Metropolitan Centre in the Grand Lecture Theatre, there will not be a first quarter conference call, however, the Annual and Special meeting will be web-casted and the first quarter results will be discussed. Please visit WWW.VERMILIONENERGY.COM and click on the Annual and Special Meeting link to join in the webcast.

HIGHLIGHTS                                                                 TRUST          VERENEX      CONSOLIDATED
                                                                       FINANCIAL           ENERGY         MARCH 31,
(UNAUDITED)                                                          INFORMATION         INC. (3)              2005
--------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN EXCEPT UNIT AND PER UNIT AMOUNTS)
Petroleum and natural gas revenues                                      $108,348      $       367          $108,715
Funds from operations                                                     57,243              184            57,427
     Per unit, basic (1)                                                    0.85               --              0.86
Distributions (2)                                                         31,166               --            31,166
     Per unit                                                               0.51               --              0.51
     % Cash flow distributed                                                 54%               --               54%
Net earnings (loss)                                                       26,097           (1,788)           24,309
     Per unit, basic (1)                                                    0.39               --              0.36
Capital expenditures                                                      22,222            2,476            24,698
Acquisitions                                                              94,967               --            94,967
Net debt (excluding financial derivatives)                              $172,484         $(16,386)         $156,098
Trust units outstanding (1)
     Basic                                                                                               67,378,884
     Diluted                                                                                             72,126,809
Weighted average trust units outstanding (1)
     Basic                                                                                               67,009,305
     Diluted                                                                                             67,453,932
Unit trading
     High                                                                                                    $23.99
     Low                                                                                                     $19.67
     Close                                                                                                   $22.73
--------------------------------------------------------------------------------------------------------------------
OPERATIONS
Production
     Crude oil (bbls/d)                                                    9,198               --             9,198
     Natural gas liquids (bbls/d)                                          1,655               33             1,688
     Natural gas (mcf/d)                                                  71,452              518            71,970
     Boe/d (6:1)                                                          22,762              120            22,882
Average reference price
     WTI (US per bbl)                                                                                        $49.85
     Brent (US per bbl)                                                                                       47.49
     AECO (CDN per mcf)                                                                                        6.89
     NIP 2004 Netherlands (Euro per GJ)                                                                     $  4.09
Average selling price
     Crude oil (per bbl)                                                  $69.01      $        --            $69.01
     Natural gas liquids (per bbl)                                         49.68            35.96             49.40
     Natural gas (per mcf)                                                  7.00             5.56              6.99
Netbacks per boe (6:1)
     Operations netback                                                    33.41           $34.10             33.42
     Cash flow netback                                                     27.94                              27.89
     Operating costs                                                        7.56                               7.52
     General and administration                                          $  1.42                             $ 1.58
====================================================================================================================

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

(2) Distributions are paid on issued trust units at each record date and are shown prior to the impact of the Trust's DRIP program

(3) The Trust owns 54% of the outstanding shares of Verenex, necessitating the consolidation of the results of the Trust and Verenex

The above table includes non-GAAP measurements, which may not be comparable to other companies.

MANAGEMENT NEWS

Vermilion is pleased to announce the addition of two new members to the senior management team. Joining Vermilion are John Donovan as Executive Vice-President of Business Development and Terry Trudeau as Vice President, Production.

Mr. Donovan is a Chartered Accountant with extensive experience in international business development, acquisitions and divestitures and joint venture negotiations. Most recently he was Senior Vice President at Harrison Lovegrove advising clients on upstream A&D opportunities in North and South America and Asia. Prior to that, John spent 24 years with ConocoPhillips in various roles including responsibilities for international business development and JV negotiations.

Mr. Trudeau brings 25 years of operations and engineering experience including management roles with Asamera (Indonesia), Clyde Petroleum (Europe), Gulf Canada and most recently as the Vice President Operations and Engineering for Addison Energy Inc. Mr. Trudeau will be responsible for all of Vermilion's domestic and international production operations.

Vermilion is delighted to announce the addition of such high caliber talent, whose contributions will help sustain the dynamic international environment that sets us apart in our drive to seek out a world of opportunities.

OUTLOOK

Vermilion is increasing its 2005 capital program from $68 million to $98 million to take advantage of a number of development opportunities that have been created. Preliminary success in the Canadian recompletion program, combined with a planned expansion of our development drilling program in the Drayton Valley region are programs which are being accelerated in 2005. These programs, together with additional capital to be invested in the Glacier coalbed methane joint venture support the increase in budgeted capital allocated to Canada from $31 million to $50 million. Vermilion's production in Canada will be curtailed in the second quarter by a number of budgeted plant turnarounds with the impact of lost production estimated at 700 boe/d for the quarter. Vermilion has confirmed its commitment to a 3-D seismic program on the Aquitaine Maritime block offshore France, expected to begin in mid-August and has increased the budget in France to fund the Trust's share (50%) of this program. Additional capital will be committed to a seismic program in the Paris basin to facilitate the delineation of the Champotran/ La Torche field. Total committed capital in France has been increased from $29 million to $38 million.

In Central Alberta the joint venture coalbed methane program with Glacier continues at a strong pace. Through the first quarter thirty-two wells have been drilled and cased in this program and approximately twenty of these have been placed on production. The remaining wells should be tied in during the second quarter, and Glacier plans to drill 50 additional wells in 2005. All of the cased wells encountered the anticipated coal beds and a number of these wells have also intercepted shallow gas producing zones. Unitholders will continue to benefit from Vermilion's direct interest in these activities as well from the firm's equity position in Glacier.

Vermilion drilled and cased two new wells in the Champotran / La Torche field during the first quarter, drilled a third well in the first part of the second quarter and will complete its 2005 drilling program with the re-entry of Champotran 23. Completion operations on these wells will be conducted in the second quarter and is expected to improve Vermilion's production rates in France over the second half of the year. The higher level of drilling activity, combined with certain well repairs delayed the Trust's workover activities in the country, resulting in slightly lower than anticipated production volumes in the first quarter. The new wells and execution of the planned workover program over the last three quarters is expected to return production volumes in France to original budgeted levels.

In the Netherlands, the Trust has recently begun the installation of smaller diameter production strings, and is targeting the completion of nine installations during the second quarter. Vermilion anticipates that second quarter production numbers from the Netherlands will be reduced by up to 1,500 b/d due to a major plant turn-around and inspection at Harlingen and due to some unplanned shut-ins at Garijp facilities related to third party gathering system modifications. Despite these production shortfalls in the second quarter, Vermilion still anticipates corporate production levels in 2005 will range from 25,000 boe/d to 26,000 boe/d. Total capital committed to the Netherlands is up slightly to $9 million from an original budget amount of $7 million.

In addition to increasing its capital program for the year, Vermilion is taking advantage of the current strength in commodity prices to bolster its reclamation fund. In addition to funding this reserve at $0.50 per boe of production in 2005, Vermilion made a lump sum contribution related to liabilities in France and is planning an additional lump sum injection of $15 million into the reclamation fund, which will cover approximately 80% of the present value of the estimated abandonment liability associated with the newly acquired Australian assets. By year-end 2005, Vermilion estimates the reclamation fund will exceed $40 million.

The Australian acquisition closed on March 31, 2005, and the Trust is planning for a modest capital program in 2005 for these assets. Initially, Vermilion will focus on improvements to the processing facilities, followed by workovers on several of the wells. Longer-term initiatives include development-drilling opportunities.

With the Australian acquisition, Vermilion has replaced approximately 170% of its 2005 production and anticipates reserve growth per trust unit of approximately 5% in 2005, not including any reserves that may be generated from the capital development program. Vermilion continues to work towards improving the long-term sustainability of distributions, and enjoys sufficient financial strength to pursue additional accretive acquisitions. Vermilion will continue to pursue investment opportunities in its three core regions of activity that include Canada, Western Europe and Australia.

At the end of the first quarter non-residents owned approximately 29% of Vermilion's issued and outstanding units (not including exchangeables) and 27% if the exchangeable shares are included. This compares to 27% and 25%, respectively, at the end of the fourth quarter 2004. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Canadian government recently relaxed its view of non-resident ownership limitations, but Vermilion will adhere to the limits designated by its Trust Indenture until further legislative guidelines regarding non-resident ownership and taxation are firmly established.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) dated April 28, 2005, of Vermilion's operating and financial results for the quarter ended March 31, 2005 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes, as contained in the Trust's 2004 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit which is expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement and is reconciled to both net earnings and cash flow from operations.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled seven wells (2.5 net) in the first quarter, resulting in three gas wells (1.0 net), and four standing wells (1.5 net). These wells are all part of Vermilion's shallow gas program with Glacier in Central Alberta. In addition to the Trust's drilling operations, Vermilion had six wells drilled on its Canadian lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty or small working interest.

Vermilion successfully recompleted a number of wells during the first quarter in previously non-producing intervals. These activities have improved the stability of Canadian production levels and will provide some low cost reserves and production additions to our domestic operations.

In France, Vermilion successfully drilled and cased two wells in the Paris Basin, the La Torche 1D and the La Torche 3D. These wells benefited from a revamped drilling methodology and were drilled successfully in record times. The wells will be completed and put on production in the second quarter of 2005. Vermilion also participated (5%) in the drilling and completion of two wells with Verenex. The high level of drilling activity in France combined with a number of downhole equipment repairs tied up much of the workover equipment and delayed Vermilion's workover program in the first quarter. This resulted in lower than projected volumes in France during the first quarter, however the Trust expects production volumes will increase over the balance of the year as new wells are placed on production and the workover program is executed.

PRODUCTION
------------------------------------------------------------------------------------------------------------------
                              THREE MONTHS ENDED MARCH 31, 2005           THREE MONTHS ENDED MARCH 31, 2004
                             OIL & NGLS   NATURAL GAS     TOTAL          OIL & NGLS   NATURAL GAS     TOTAL
                               (BBLS/D)      (MMCF/D)   (BOE/D)     %      (BBLS/D)      (MMCF/D)   (BOE/D)     %
------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                       5,494         38.90    11,978    53         6,300         52.53    15,055    71
     France                       5,342          1.30     5,559    24         6,001          1.57     6,262    29
     Netherlands(1)                  17         31.25     5,225    23             -             -         -     -
------------------------------------------------------------------------------------------------------------------
     TOTAL                       10,853         71.45    22,762   100        12,301         54.10    21,317   100
==================================================================================================================

(1)  Effective from May 19th, (2004)

First quarter production in Canada averaged 5,494 bbls/d of oil and NGL's and
38.9 mmcf/d of natural gas compared to 5,510 bbls/d of oil and NGL's and 41.3 mmcf/d of natural gas in the fourth quarter of 2004. A successful workover and recompletion program in the first quarter held Canadian production declines to less than 3.5%. Second quarter production will be reduced by approximately 700 boe/d as a number of budgeted plant turnarounds will be completed during the quarter.

Production in France declined to 5,559 boe/d in the first quarter from 5,954 boe/d in the fourth quarter of 2004. Completion of new wells in the Champotran / La Torche Field in the second quarter as well as a resumption of workovers and repair work should see volumes in France improve in the second quarter and over the balance of the year.

Production in the Netherlands averaged 5,225 boe/d, down from 5,593 boe/d in the fourth quarter of 2004 and slightly below budget due to some minor production interruptions including completion and testing of the Zuidwal A-10 well. Second quarter production will be negatively impacted by up to 1,500 boe/d as a result of a two week shut-down of our Harlingen facility for inspection and repairs and by the interruption of production from several other facilities due to unanticipated third party gathering system modifications. Gasunie, the sole gatherer and purchaser of gas in the Netherlands has indicated that it will allow Vermilion to `make up' certain of these volumes in the second half of 2005 through improved allowables in future production. Forecast production in 2005 will also be negatively impacted by the results from the Zuidwal A-10 well. Testing has indicated that the targeted reservoir is connected to the main reservoir and is depleted. As a result, the A-10 wellbore is not considered commercial.

Vermilion will book Australian production beginning in the second quarter of 2005. Overall, production from the Trust averaged 22,762 boe/d in the first quarter of 2005, compared to 23,945 boe/d in the fourth quarter of 2004. With the addition of the Australian production, Vermilion's current productive capacity is in excess of 27,000 boe/d.

CAPITAL EXPENDITURES

Capital spending for the first three months totalled $138.5 million compared to $16.6 million spent in the first three months of 2004. Of this total, approximately $114 million relates to the acquisition in Australia with the remainder spent on drilling and development activities.

($000'S)
-------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
-------------------------------------------------------------------------------
Land                                               $      417         $     164
Seismic                                                   860                75
Drilling and completion                                15,300            11,950
Production equipment and facilities                     4,356             2,770
Workovers                                               2,804             1,070
Other                                                     961               523
-------------------------------------------------------------------------------
                                                       24,698            16,552
Acquisitions                                          113,840                 -
-------------------------------------------------------------------------------
Total                                                $138,538           $16,552
===============================================================================

FINANCIAL REVIEW

The Trust generated cash flow of $57.2 million ($0.85 per unit) in the first quarter of 2005, compared to $35.1 million ($0.54 per unit) in the first quarter of 2004. First quarter cash flows climbed sharply due to higher commodity prices, the Netherlands acquisition and the timing of oil shipments in France. A shipment of crude occurred on March 23, 2005, effectively eliminating Vermilion's inventory of crude as at the end of the quarter. This resulted in incremental pre-tax cash flow in the quarter of approximately $7 million. The Trust's distributions in the first quarter totalled $31.2 million or $0.51 per unit for a payout ratio of 54%. Capital expenditures in the quarter totalled $22.2 million. The Trust's strong financial position at year-end 2004 allowed for the $95 million acquisition of Australian properties to be completed using Vermilion's existing credit facilities without the need to issue additional equity. Net debt assignable to the Trust as of March 31 of $172.5 million is less than one year's expected forward cash flow.

BENCHMARK PRICES
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
AECO ($CDN/mcf)                                       $  6.89           $  6.41
WTI ($US/bbl)                                         $ 49.85           $ 35.15
Foreign exchange rate (CDN/USD)                       $  0.82           $  0.76
WTI (CDN$/bbl)                                        $ 60.79           $ 46.25
================================================================================


REVENUE

Total revenues excluding hedging for the first quarter of 2005 were $109.9 million compared to $80.9 million for the first quarter of 2004. Vermilion's combined crude oil & NGL price was $65.97 per bbl for the first quarter of 2005, an increase of 58% over the $41.84 per bbl reported for the first quarter of 2004. The natural gas price realized in the first quarter of 2005 was $6.99 per mcf compared to $6.91 per mcf realized a year ago, a 1% year-over-year increase.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Crude oil & NGL's                                   $  64,640           $46,841
Per boe                                                $65.97            $41.84
Natural gas                                            45,248            34,057
Per MCF                                                 $6.99             $6.91
Combined                                              109,888            80,898
--------------------------------------------------------------------------------
Derivative Instruments(1)                              (1,173)           (3,288)
--------------------------------------------------------------------------------
Petroleum and Natural Gas Revenue                    $108,715           $77,610
================================================================================

(1) Derivative instruments is the amortization of the fair value loss of Vermilion's hedge in place as of January 1, (2004.)


DERIVATIVE  INSTRUMENTS

Vermilion has WTI hedges covering 1,500 bbls/d in 2005 at US$24.80/bbl and Brent hedges covering 1,500 bbls/d in 2005 at US$23.37/bbl. At this time Vermilion has no gas hedges in place for 2005 and the Trust has no oil or gas hedges in place for 2006 or beyond.

The impact of Vermilion's hedging program reduced cash netbacks by $3.98 per boe on a combined basis for the three month period ended March 31, 2005, compared to a hedging loss of $2.84 per boe in the first three months of 2004. Oil hedging resulted in a $8.2 million cost for the period compared to $5.5 million in the same period of 2004.

ROYALTIES

Total royalties, net of ARTC, decreased to $7.01 per boe or 13% of sales in the first quarter of 2005, compared with $9.67 per boe, or 23% of sales in the first quarter of 2004. The decrease on a per boe basis is due mostly to the fact that there are no royalties paid in the Netherlands and there are no production volumes associated with the Netherlands in the first quarter of 2004 as the deal closed May 19, 2004. Gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calcuation. In France royalties, for the most part, are calculated on a unit of production basis and do not react to price changes.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Crude oil & NGL's                                    $  8,875          $  8,600
Per boe                                                 $9.06             $7.68
Natural gas                                             5,564            10,171
Per Mcf                                                 $0.86             $2.07
--------------------------------------------------------------------------------
Combined                                              $14,439           $18,771
--------------------------------------------------------------------------------
Per boe                                                 $7.01             $9.67
================================================================================


OPERATING COSTS

Operating costs increased to $7.52 per boe in 2005 from $6.16 per boe in the first quarter of 2004. In Canada, the significant activity levels in the industry have put upward pressure on costs across the board. When combined with declining production volumes, year over year increases in costs per boe have been experienced. In France, operating costs are up due primarily to lower volumes quarter to previous quarter and the strengthening Euro which results in higher costs when converted to Canadian dollars. In the Netherlands, operating costs are up from the previous quarter due to the strength of the Euro combined with the impact of lower production volumes in the first quarter of 2005. Overall, operating costs in the first quarter were 12% higher than the $6.74 per boe reported for the fourth quarter of 2004 and 22% higher than the $6.16 per boe reported in the first quarter of 2004.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Crude oil & NGL's                                    $  7,278          $  7,469
Per boe                                                 $7.43             $6.67
Natural gas                                             8,205             4,479
Per Mcf                                                 $1.27             $0.91
--------------------------------------------------------------------------------
Combined                                              $15,483           $11,948
--------------------------------------------------------------------------------
Per boe                                                 $7.52             $6.16
================================================================================


TRANSPORTATION

Transportation costs as presented in the statement of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's oil production is sold at the wellhead. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Transportation                                         $2,951            $2,765
--------------------------------------------------------------------------------
Per boe                                                 $1.43             $1.43
================================================================================

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses remained unchanged for the first quarter of 2005 at $1.58 per boe compared to $1.58 per boe for the first quarter of 2004.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
General and Administration                             $3,249            $3,058
--------------------------------------------------------------------------------
Per boe                                                 $1.58             $1.58
================================================================================


UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.83 per boe was recorded in the first quarter of 2005 compared to $4.14 per boe for the corresponding period in 2004. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan ("Unit Rights Plan") and the Trust Unit Award Plan ("Award Plan").

On January 1, 2005, the Trust adopted the fair value methodology to record compensation for the Unit Rights Plan based on certain assumptions and estimates. Previously, the Trust recorded compensation expense for the Unit Rights Plan based on the intrinsic value methodology which resulted in the expense amount being based on the underlying trust unit price at each period end. In accordance with CICA Handbook Section 3870, an entity may apply an intrinsic value methodology if it is impossible to estimate a fair value at grant date, and in particular, for situations where there is a declining exercise price which is subject to uncertainty. The Trust is now able to determine fair value estimates given that the Trust has some history to support its assumptions, resulting in the confidence necessary to predict future distributions and future reductions in the exercise price. As the change in methodology qualifies as a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

In March 2005, the Board of Directors established the new Award Plan to replace the existing Unit Rights Plan. The new Award Plan will result in directors, officers, employees and consultants of the Trust and its Affiliates being awarded a specified number of Restricted Units and the Units shall be designated as either a Restricted Time Based Award ("RTBA's") for which the number of awards is fixed or a Performance Based Award ("PBA's") for which the number of awards is variable. Payment in respect of Restricted Units that have vested shall be made by delivering Units or corresponding cash value to the Grantee. The fair value of the Awards will be recognized in earnings over the vesting period of the Awards outstanding.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Unit Compensation Expense                              $5,824            $8,039
--------------------------------------------------------------------------------
Per boe                                                 $2.83             $4.14
================================================================================


INTEREST EXPENSE

Interest expense decreased to $0.47 per boe for the first quarter of 2005 from $0.69 per boe for the corresponding period in 2004 as a result of lower average debt levels in the first quarter of 2005. Net debt was increased in March 2005 as a result of the Australia acquisition.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Interest                                                 $980            $1,330
--------------------------------------------------------------------------------
Per boe                                                 $0.47             $0.69
================================================================================

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $12.77 per boe in the first quarter of 2005 from $11.39 per boe in 2004. The increase is due mainly to the increased costs of finding reserves in Canada and the increase in the asset retirement obligation.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
                                                                       Restated
Depletion, Depreciation and Accretion                 $26,286           $22,103
--------------------------------------------------------------------------------
Per boe                                                $12.77            $11.39
================================================================================


TAXES

The Trust's current tax provision has increased to $3.40 per boe in the first quarter of 2005 from $1.24 per boe in the first quarter of 2004. The current provision is based on a full-year estimate of taxes payable in France and the Netherlands. In Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

($000'S EXCEPT PER BOE)
--------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
--------------------------------------------------------------------------------
Current and Capital Tax                                $7,001            $2,418
--------------------------------------------------------------------------------
Per boe                                                 $3.40             $1.24
================================================================================


FOREIGN EXCHANGE

A foreign exchange gain of $0.50 per boe was recorded for the first quarter of 2005 with a gain of $0.45 per boe in the first quarter of 2004. The gain is mostly unrealized and related to the strengthening Canadian dollar versus the Euro on the Netherlands and France asset retirement obligation.

($000'S EXCEPT PER BOE)
-------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                               MARCH 31, 2005    MARCH 31, 2004
-------------------------------------------------------------------------------
Foreign Exchange (Gain)                              $(1,037)             $(876)
-------------------------------------------------------------------------------
Per boe                                               $(0.50)            $(0.45)
===============================================================================


EARNINGS

Net earnings from continuing operations in the quarter increased to $24.3 million ($0.40 per unit) from $6.1 million ($0.10 per unit) in the first quarter 2004. The increase in earnings is due mainly to the record commodity prices realized in the quarter as well as Netherlands operations recognized in the quarter. Earnings from discontinued operations in the period ended March 31, 2004 were as a result of the sale of Aventura.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's debt (net of working capital) on March 31, 2005 was $172.5 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. During the quarter, the net debt increased $95 million due to closing of the acquisition of assets in Australia. There were no changes to Vermilion's credit facility in the first quarter. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources and/or its subsidiaries. Contributions in the first quarter totaled approximately $3 million. Contribution levels to the reclamation fund will be reviewed on a regular basis and may be adjusted to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At March 31, 2005, Vermilion had recorded an asset retirement obligation of $69.9 million for future abandonment and reclamation of its properties compared to $15.7 million for the same period in 2004. The increase is due to the Netherlands acquisition which closed May 19, 2004 and the acquisition in Australia which closed on March 31, 2005.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $31.2 million compared to $30.3 million for the same period in 2004. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 26 continuous months of distribution at this level.

UNITHOLDERS' EQUITY

During the quarter approximately 0.6 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust's bonus plan and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the quarter by $7.3 million as a result of the issuance of those units and $5.6 million as a result of contributed surplus transfer on exercise of unit rights. This increase in equity was offset by cash distributions of $31.2 million in the first quarter.

During the quarter, the Trust replaced its Unit Rights Incentive Plan with a Trust Unit Award Plan. The existing Unit Rights Incentive Plan will be in place until the remaining rights outstanding are exercised or cancelled. No new rights are expected to be issued under the Unit Rights Incentive plan. See note 9 of the consolidated financial statements for a description of the Trust Unit Award Plan.

NON-CONTROLLING INTEREST

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with new accounting requirements pursuant to EIC-151 (see note 2 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are transferable to third parties. In all circumstances, including in the event of liquidation or insolvency, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time whereby the exchangeable shares will be redeemed for trust units. Consequently, as the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.

The non-controlling interest in 2005 of $24.7 million ($23.1 million at the end of 2004) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2005 and 2004 net earnings, respectively, of $1.7 million and $0.6 million, represents the net earnings attributable to the exchangeable shareholders for the first quarter of 2005 and 2004. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.

As at March 31, 2005 there were 4.7 million exchangeable shares outstanding at exchange ratio of 1.29632 whereby 6.0 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2005.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 2004, the Trust applied the requirements of EIC-151 "Exchangeable Securities issued by Subsidiaries on Income Trusts". The Trust's interpretation of this EIC is that the exchangeable securities issued by a corporate subsidiary of the Trust would continue to qualify as a component of Unitholders' Equity rather than non-controlling interest as proposed by the EIC. However, it is the Trust's understanding that the EIC has had recent discussions indicating that the intent of EIC-151 was that all transferable exchangeable shares would be valued and presented as non-controlling interest and as such, the Trust's exchangeable shares have been presented as non-controlling interest in the accompanying consolidated financial statements. As a result, net income was reduced by $1.7 million and $0.6 million, respectively for the non-controlling interest's share of earnings in each of the first quarters of 2005 and 2004.

CONTRACTUAL OBLIGATIONS

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of $0.1 million Canadian.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $68.0 million (net of tax) gain on the sale of shares, which was recorded in the second quarter of 2004.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

NETBACKS (6:1)
                                                                                            THREE MONTHS ENDED
                                                   THREE MONTHS ENDED MARCH 31, 2005            MARCH 31, 2004
---------------------------------------------------------------------------------------------------------------
                                                                                                    (Restated)
                                               OIL & NGLS   NATURAL GAS         TOTAL                    TOTAL
                                                    $/BBL         $/MCF         $/BOE                    $/BOE
---------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                                              $57.84         $7.50        $50.91                   $42.03
Realized hedging loss                               (8.46)         0.01         (3.85)                   (2.19)
Royalties (net)                                    (12.62)        (1.58)       (10.92)                  (11.64)
Transportation                                      (0.07)        (0.22)        (0.75)                   (0.65)
Lifting costs                                       (7.27)        (1.04)        (6.71)                   (5.95)
Operating netback                                  $29.42         $4.67        $28.68                   $21.60
FRANCE
Price                                              $74.58         $5.40        $72.93                   $40.91
Realized hedging loss                               (8.41)           --         (8.08)                   (4.39)
Royalties (net)                                     (5.48)        (0.30)        (5.34)                   (4.95)
Transportation                                      (4.47)           --         (4.29)                   (3.29)
Lifting costs                                       (7.66)        (3.59)        (8.20)                   (6.66)
---------------------------------------------------------------------------------------------------------------
Operating netback                                  $48.56         $1.51        $47.02                   $21.62
---------------------------------------------------------------------------------------------------------------
NETHERLANDS
Price                                              $45.23         $6.43        $38.60                       $-
Lifting costs                                          --         (1.48)        (8.83)                       -
---------------------------------------------------------------------------------------------------------------
Operating netback                                  $45.23         $4.95        $29.77                       $-
---------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                                              $66.06         $7.00        $53.46                   $41.71
Realized hedging loss                               (8.42)           --         (4.00)                   (2.84)
Royalties (net)                                     (9.09)        (0.87)        (7.05)                   (9.67)
Transportation                                      (2.23)        (0.12)        (1.44)                   (1.43)
Lifting costs                                       (7.45)        (1.28)        (7.56)                   (6.16)
---------------------------------------------------------------------------------------------------------------
Operating netback                                  $38.87         $4.73        $33.41                   $21.61
---------------------------------------------------------------------------------------------------------------
VERENEX ENERGY INC.
Price                                              $35.96         $5.56        $34.10                       $-
---------------------------------------------------------------------------------------------------------------
Operating netback                                  $35.96         $5.56        $34.10                       $-
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                                              $65.97         $6.99        $53.36                   $41.71
Realized hedging loss                               (8.40)           --         (3.98)                   (2.84)
Royalties (net)                                     (9.06)        (0.86)        (7.01)                   (9.67)
Transportation                                      (2.23)        (0.12)        (1.43)                   (1.43)
Lifting costs                                       (7.43)        (1.27)        (7.52)                   (6.16)
---------------------------------------------------------------------------------------------------------------
Operating netback                                  $38.85         $4.74        $33.42                   $21.61
---------------------------------------------------------------------------------------------------------------
General & administration                                                      $ (1.58)                 $ (1.58)
Interest                                                                        (0.47)                   (0.69)
Foreign exchange                                                                (0.08)                      --
Current and capital taxes                                                       (3.40)                   (1.24)
---------------------------------------------------------------------------------------------------------------
Cash flow netback                                                             $ 27.89                  $ 18.10
---------------------------------------------------------------------------------------------------------------
Depletion, depreciation and accretion                                         $(12.77)                 $(11.39)
Future income taxes                                                              5.96                     6.65
Foreign exchange                                                                 0.58                     0.45
Non-controlling interest                                                         0.40                       --
Non-controlling interest-- exchangeable shares                                  (0.84)                   (0.31)
Equity in losses of affiliate                                                   (0.01)                      --
Unrealized loss on derivative instruments                                       (6.58)                   (6.22)
Gain (loss) from discontinued operations                                           --                     0.46
Fair value of stock compensation                                                (2.83)                   (4.14)
---------------------------------------------------------------------------------------------------------------
Earnings netback                                                              $ 11.80                  $  3.60
===============================================================================================================

The above table includes non-GAAP measurements which may not be comparable to other companies, including "operating netback" and "cash flow netback".

CONSOLIDATED BALANCE SHEETS
($000'S UNAUDITED)
                                                                                      MARCH 31,      DECEMBER 31,
                                                                                           2005              2004
------------------------------------------------------------------------------------------------------------------
ASSETS

Current
       Cash and cash equivalents                                                    $    66,840        $   65,031
       Accounts receivable                                                               74,816            54,044
       Crude oil inventory                                                                  403             4,468
       Fair value of derivative instruments (Note 11)                                       271                68
       Prepaid expenses and other                                                         6,575             5,022
------------------------------------------------------------------------------------------------------------------
                                                                                        148,905           128,633
Deferred charges for derivative instruments (Note 11)                                     3,545             4,718
Fair value of derivative instruments (Note 11)                                               97                 -
Long-term investment                                                                      5,372             5,398
Reclamation fund                                                                         20,059            17,016
Capital assets                                                                          801,998           688,837
------------------------------------------------------------------------------------------------------------------
                                                                                    $   979,976         $ 844,602
==================================================================================================================

LIABILITIES

Current
       Accounts payable and accrued liabilities                                      $   87,061         $  85,837
       Distributions payable to unitholders                                              10,427            10,320
       Income taxes payable                                                              14,138            23,798
       Fair value of derivative instruments (Note 11)                                    34,347            21,678
------------------------------------------------------------------------------------------------------------------
                                                                                        145,973           141,633
Long-term debt (Note 6)                                                                 193,106            75,014
Asset retirement obligation (Note 5)                                                     69,909            51,688
Future income taxes                                                                     133,408           145,680
------------------------------------------------------------------------------------------------------------------
                                                                                        542,396           414,015
------------------------------------------------------------------------------------------------------------------
Non-controlling interest                                                                 15,287            16,257
------------------------------------------------------------------------------------------------------------------
Non-controlling interest - exchangeable shares (Note 8)                                  24,746            23,069
------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
       Unitholders' capital (Note 7)                                                    260,894           247,928
       Contributed surplus (Note 7)                                                      27,874            27,697
       Accumulated earnings                                                             361,495           337,186
       Accumulated cash distributions                                                  (252,716)         (221,550)
------------------------------------------------------------------------------------------------------------------
                                                                                        397,547           391,261
------------------------------------------------------------------------------------------------------------------
                                                                                       $979,976          $844,602
==================================================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)
                                                                                               THREE MONTHS ENDED
                                                                                      MARCH 31,         March 31,
                                                                                           2005              2004
------------------------------------------------------------------------------------------------------------------
                                                                                                (Restated Note 2)
Revenue:
       Petroleum and natural gas revenue (Note 11)                                     $108,715         $  77,610
       Royalties (net)                                                                   14,439            18,771
------------------------------------------------------------------------------------------------------------------
                                                                                         94,276            58,839
------------------------------------------------------------------------------------------------------------------

Expenses:
       Production                                                                        15,483            11,948
       Transportation                                                                     2,951             2,765
       Unit compensation (Note 9)                                                         5,824             8,039
       Loss on derivative instruments (Note 11)                                          20,566            14,277
       Interest on long-term debt                                                           980             1,330
       General and administration                                                         3,249             3,058
       Foreign exchange (gain)                                                           (1,037)             (876)
       Depletion, depreciation and accretion                                             26,286            22,103
------------------------------------------------------------------------------------------------------------------
                                                                                         74,302            62,644
------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, other items and discontinued operations             19,974            (3,805)
------------------------------------------------------------------------------------------------------------------
Income taxes (recovery):
       Future                                                                           (12,272)          (12,907)
       Current and capital                                                                7,001             2,418
------------------------------------------------------------------------------------------------------------------
                                                                                         (5,271)          (10,489)
------------------------------------------------------------------------------------------------------------------

Other items:
       Non-controlling interest - exchangeable shares (Note 8)                            1,739               536
       Non-controlling interest                                                            (829)                -
       Equity in losses of affiliate                                                         26                 -
------------------------------------------------------------------------------------------------------------------
                                                                                            936               536
------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                                                  24,309             6,148
       Net earnings (loss) from discontinued operations (Note 3)                              -               895
       Non-controlling interest - exchangeable shares (note 8)                                -               (67)
------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                             24,309             6,976
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period as previously reported                        337,186           240,493
Changes in accounting polices (Note 2)                                                        -           (12,224)
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period, as restated                                  337,186           228,269
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                                    $361,495          $235,245
==================================================================================================================

Net earnings from continuing operations per trust unit (Note 10):
       Basic                                                                        $      0.40       $      0.10
       Diluted                                                                      $      0.39      $      0.10
------------------------------------------------------------------------------------------------------------------
Net earnings per trust unit (Note 10):
       Basic                                                                        $      0.40       $      0.12
       Diluted                                                                      $      0.39       $      0.12
------------------------------------------------------------------------------------------------------------------
Weighted average trust units outstanding (Note 10):
       Basic                                                                         60,963,801        59,408,522
       Diluted                                                                       67,453,932        65,045,645
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S UNAUDITED)
                                                                                               THREE MONTHS ENDED
                                                                                      MARCH 31,         March 31,
                                                                                           2005              2004
------------------------------------------------------------------------------------------------------------------
                                                                                                (Restated Note 2)
Cash and cash equivalents provided by (used in):

OPERATING
       Net earnings                                                                   $  24,309          $  6,976
       Items not affecting cash:
           Depletion, depreciation and accretion                                         26,286             22,103
           Amortization of deferred charges for derivative instruments (Note 11)          1,173              3,288
           Unrealized loss on derivative instruments (Note 11)                           12,369              8,777
           Unit compensation                                                              5,824              8,039
           Equity in losses of affiliate                                                     26                 --
           Unrealized foreign exchange (gain)                                            (1,198)              (881)
           Non-controlling interest                                                        (829)                --
           Non-controlling interest-- exchangeable shares                                 1,739                603
           (Earnings) from discontinued operations                                           --               (895)
           Future income taxes (recovery)                                               (12,272)           (12,907)
------------------------------------------------------------------------------------------------------------------
       Funds from operations                                                             57,427             35,103
       Asset retirement costs incurred                                                     (139)              (188)
       Changes in non-cash operating working capital                                    (26,727)            (9,244)
------------------------------------------------------------------------------------------------------------------
                                                                                         30,561             25,671
------------------------------------------------------------------------------------------------------------------
INVESTING
       Drilling and development of petroleum and natural gas properties                 (24,698)           (16,552)
       Acquisition of petroleum and natural gas property (Note 4)                       (90,318)                --
       Deposit for petroleum and natural gas acquisitions                                    --             (7,752)
       Contributions to reclamation fund                                                 (3,044)              (390)
       Changes in non-cash investing working capital                                     (3,223)            (1,112)
------------------------------------------------------------------------------------------------------------------
                                                                                       (121,283)           (25,806)
FINANCING
       Increase in long-term debt                                                       118,091             22,258
       Cash received from shares issued by subsidiary                                       153                 --
       Issue of trust units for cash, net of issue costs                                  4,387              3,365
       Distribution reinvestment plan                                                     2,670              1,074
       Cash distributions                                                               (31,059)           (30,273)
       Changes in non-cash financing working capital                                       (408)                --
                                                                                         93,834             (3,576)
       Foreign exchange gain (loss) on cash held in a foreign currency                   (1,303)               636
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                   1,809             (3,075)
Cash and cash equivalents, beginning of period                                           65,031             44,320
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                              $  66,840          $  41,245
------------------------------------------------------------------------------------------------------------------

Cash payments
       Taxes                                                                          $   5,956          $     32
       Interest                                                                       $   1,686          $  1,355
==================================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004, UNAUDITED
(000'S EXCEPT UNIT AND PER UNIT AMOUNTS)

1.   BASIS OF PRESENTATION

     The consolidated financial statements of Vermilion Energy Trust (the "Trust" or "Vermilion") include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2004. The interim consolidated financial statements do not include all disclosure required in annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2004 included in the Trust's 2004 annual report.

     On June 29, 2004, Verenex Energy Inc. ("Verenex") a subsidiary, and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts internationally. Effective June 29, 2004, the Trust has accounted for the 54% investment by consolidating the operations of Verenex using the purchase method of accounting.

2.       CHANGES IN ACCOUNTING POLICY

     EXCHANGEABLE SHARES - NON-CONTROLLING INTEREST

     On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Vermilion Resources Ltd. ("Resources"), a corporate subsidiary of the Trust, are transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

     The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders' capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets.

     As a result of this change in accounting policy, the Trust has restated the first quarter of 2004 and reflected non-controlling interest of $15.6 million on the Trust's consolidated balance sheet as at March 31, 2004. The impact on the consolidated statements of earnings for the first quarter of 2004 is an increase in depletion and depreciation of $0.7 million, an increase in future income taxes recovery of $0.2 million and an increase in non-controlling interest of $0.6 million, for a net effect on net earnings of $1.1 million in 2004. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. Cash flow was not impacted by this change.

3.   DISCONTINUED OPERATIONS

     On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura Energy Inc. The Trust restated its prior period financial statements to reflect Aventura's assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.

4.   ACQUISITION

     On March 31, 2005, the Trust acquired $95 million of producing properties in Australia. Details are as follows:

     Petroleum and natural gas assets and equipment                    $113,840
     Asset retirement obligation                                        (18,873)
     ---------------------------------------------------------------------------
                                                                         94,967
     Accounts payable and accrued liabilities                            (4,649)
     ---------------------------------------------------------------------------
     CASH PAID                                                         $ 90,318
     ===========================================================================

5.   ASSET RETIREMENT OBLIGATION

     The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $69.9 million as at March 31, 2005 (December 31, 2004 - $51.7 million) based on a total future liability of $263 million. These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

     The following table reconciles the Trust's total asset retirement obligation:

                                                     MARCH 31,     DECEMBER 31,
                                                          2005             2004
     Carrying amount, beginning of period            $  51,688        $  15,570
     Increase in liabilities in the period              17,377           35,138
     Disposition of liabilities in the period             (139)          (1,281)
     ACCRETION EXPENSE                                     983            2,261
     CARRYING AMOUNT, END OF PERIOD                  $  69,909        $  51,688

6.   LONG-TERM DEBT

     As at March 31, 2005, the Trust had a credit facility consisting of a revolving term loan of $240 million (December 31, 2004 - $240 million) increasing to $270 million upon completion of certain security arrangements. The revolving period under the term loan is expected to expire on June 30, 2005. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States' base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. Security for amounts outstanding is provided by, among other things, floating-charge oil and gas debentures over all of the present and after-acquired assets of the Trust. In addition, subsidiaries of the Trust, Vermilion REP SAS and Vermilion Oil & Gas Netherlands B.V., as guarantors of the Trust's loan, have provided security over their assets.

7.   UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

                                                                     NUMBER OF UNITS         AMOUNT
     TRUST UNITS
     Unlimited number of trust units authorized to be issued
     Balance as at December 31, 2003                                      59,208,592       $221,858
     Distribution reinvestment plan                                          382,692          6,662
     Issued on conversion of exchangeable shares                             209,846          3,204
     Transfer from contributed surplus on unit right exercise                     --          7,369
     Trust units issued for bonus plan                                        49,630            825
     UNIT RIGHTS EXERCISED FOR CASH                                          856,900          8,010
     Balance as at December 31, 2004                                      60,707,660       $247,928

7.   UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED)

     Distribution reinvestment plan                                            126,328              2,670
     Issued on conversion of exchangeable shares                                15,871                262
     Transfer from contributed surplus on unit right exercise                       --              5,647
     Trust units issued for bonus plan                                          40,246                827
     Unit rights exercised for cash                                            443,275              3,560
     -----------------------------------------------------------------------------------------------------
     Balance as at march 31, 2005                                           61,333,380           $260,894
    ------------------------------------------------------------------------------------------------------

                                                                        MARCH 31, 2005     MARCH 31, 2004
     -----------------------------------------------------------------------------------------------------
     CONTRIBUTED SURPLUS
     Opening balance                                                         $  27,697          $  10,100
     Unit compensation expense                                                   5,824              8,039
     Transfer to unitholders' capital on unit option exercise                   (5,647)            (1,930)
     -----------------------------------------------------------------------------------------------------
     Ending balance                                                          $  27,874          $  16,209
     =====================================================================================================

8.   NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

     Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of Income Trusts" in 2004. Per EIC-151, if the exchangeable shares issued by a subsidiary are transferable to third parties, they must be reflected as non-controlling interest on the consolidated balance sheet and in turn net earnings must be reduced by the amount of net earnings attributable to the non-controlling interest.

     The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable share holder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

     The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

                                                                             MARCH 31, 2005     MARCH 31, 2004
     ----------------------------------------------------------------------------------------------------------
     EXCHANGEABLE SHARES
     Opening number of exchangeable shares                                        4,675,961          4,848,029
     Exchanged for trust units                                                      (12,372)          (36,177)
     ----------------------------------------------------------------------------------------------------------
     Ending balance                                                               4,663,589          4,811,852
     Ending exchange ratio                                                          1.29632            1.16656
     ----------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                                         6,045,504          5,613,314
     ----------------------------------------------------------------------------------------------------------

     Following is a summary of the non-controlling interest:

                                                                             MARCH 31, 2005     MARCH 31, 2004
     ----------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                                  $23,069            $15,129
     Reduction of book value for conversion to trust units                              (62)              (113)
     Current period net earnings attributable to non-controllling interest            1,739                603
     ----------------------------------------------------------------------------------------------------------
     Non-controlling interest, end of period                                        $24,746            $15,619
     ==========================================================================================================

9.   UNIT COMPENSATION PLANS

     TRUST UNIT RIGHTS INCENTIVE PLAN

     The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per right may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date. No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing Rights will be in place until all issued and outstanding Rights are exercised or cancelled.

     The following table summarizes information about the Trust's unit rights:

                                                                                                          WEIGHTED
                                                                                      NUMBER OF            AVERAGE
                                                                                    UNIT RIGHTS     EXERCISE PRICE
         ----------------------------------------------------------------------------------------------------------
         Balance December 31, 2004                                                    4,744,100             $13.99
               Granted                                                                   48,600              20.20
               Cancelled                                                                (48,600)             20.20
               Exercised                                                               (443,275)              8.03
         ----------------------------------------------------------------------------------------------------------
         Balance March 31, 2005                                                       4,300,825             $14.60
         ==========================================================================================================

         A summary of the plan as at March 31, 2005 is as follows:

                   RANGE OF                                       NUMBER OF           REMAINING           NUMBER OF
             EXERCISE PRICE                  ADJUSTED                RIGHTS         CONTRACTUAL              RIGHTS
              AT GRANT DATE            EXERCISE PRICE           OUTSTANDING      LIFE OF RIGHT          EXERCISABLE
                                                                                        (YEARS)
         ----------------------------------------------------------------------------------------------------------
                     $11.45                     $7.03             2,567,825                 2.8             855,942
          $11.46  -  $15.00          $7.21  -  $10.75               311,800         2.9  -  3.8             103,933
          $15.01  -  $19.56         $12.46  -  $17.01             1,421,200         3.8  -  4.9              20,133
         ==========================================================================================================

         On January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan. Previously, the Trust applied the intrinsic value methodology due to the number of uncertainties regarding the reduction in the exercise price of the rights which caused the Trust to conclude that the fair value was not determinable. The Trust has now applied the fair value calculation as the variables have become more certain, including the life of the plan, future expected distributions and expected reduction in the rights price, where applicable.

         The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value as at January 1, 2005:

                                                                          2005
         -----------------------------------------------------------------------
         Expected annual rights exercise price reduction                 $2.04
         Expected volatility                                             18.0%
         Risk-free interest rate                                          3.5%
         Expected life of option (years)                                  3.56
         Dividend yield                                                    10%
         FAIR VALUE PER UNIT                                             $4.78

         The remaining future fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. During the quarter, $3.6 million of the fair value has been recorded as compensation expense. Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders capital.

     TRUST UNIT AWARD INCENTIVE PLAN

     In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the "Award Plan") governing the issuance of Restricted Units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of Units that will be designated as either a Restricted Time Based Award ("RTBA's") for which the number of awards is fixed or a Performance Based Award ("PBA's") for which the number of awards is variable.

     Upon vesting, the Grantee will be delivered Units of the Trust, adjusted for cumulative distributions of the Trust during the period that the Restricted Units are outstanding. The number of units issued upon vesting of the PBA's is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA's originally granted. The vesting date for all Restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 is the grantee's first year of service, will vest over three years.

     The following table summarizes information about the Award Plan:

                                                               NUMBER OF AWARDS
     --------------------------------------------------------------------------
     Balance December 31, 2004                                               --
           Granted                                                      450,200
           Cancelled                                                     (3,100)
     --------------------------------------------------------------------------
     Balance March 31, 2005                                             447,100
     --------------------------------------------------------------------------

     A compensation expense of $0.2 milion has been recorded at March 31, 2005 to approximate the fair value of the trust units under the Award Plan. Compensation expense on unexercised rights is determined using the Black Scholes model and management's estimate of the number of Restricted Units to be issued on maturity. The expense is deferred and recognized in earnings over the vesting period of the Awards.

                                                                         2005
     --------------------------------------------------------------------------
     Expected volatility                                                18.0%
     Risk-free interest rate                                             3.5%
     Expected life of option (years)                                      3.0
     Dividend yield                                                       10%
     Fair value per unit                                               $13.81
     ==========================================================================

     VERENEX ENERGY INC. COMPENSATION PLANS

     a)   Stock Option Plan

          Verenex, one of the Trust's subsidiaries, has a stock option plan that allows the directors, officers and employees of Verenex to be issued rights to acquire common shares of Verenex. Verenex is authorized to issue up to 2.25 million stock options, being 10% of the shares outstanding at June 29, 2004. However, the number of common shares reserved for issuance upon exercise of the stock options shall not at any time exceed 10% of the aggregate number of issued and outstanding common shares of Verenex. Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted. Stock options granted in the period vest over three years and expire five years after the grant date.

          The following table summarizes information about the stock option plan:

                                                                       FOR THE THREE MONTHS ENDED MARCH 31, 2005
          ------------------------------------------------------------------------------------------------------
                                                                                                        WEIGHTED
                                                                                        NUMBER           AVERAGE
                                                                                       OF STOCK         EXERCISE
                                                                                        OPTIONS            PRICE
          ------------------------------------------------------------------------------------------------------
           Opening balance                                                            1,535,000          $  2.51
           Granted                                                                      202,000             3.50
          ------------------------------------------------------------------------------------------------------
           Closing balance                                                            1,737,000          $  2.62
          ------------------------------------------------------------------------------------------------------


9.   UNIT COMPENSATION PLANS (CONTINUED)

     b)   Performance Warrants

          Verenex has also issued performance warrants with each performance warrant exercisable into one common share at an average exercise price of $2.55. Verenex is authorized to create and issue up to 2,130,000 performance warrants under this program.

          One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006. The performance warrants expire at the close of business on June 28, 2011.

          The conditions relating to the weighted average trading price of $3.75 and $4.25 were satisfied during the current quarter. As a result, the amortization period was shortened to reflect the fact that only the timing conditions of April 15, 2005 and April 15, 2006 remain and a charge was taken in the quarter to reflect the acceleration of the vesting period.

          As at March 31, 2005, approximately $973,000 of non-cash stock compensation expense related to the performance warrants remains unamortized. These costs will be amortized into expense over the remaining vesting period ending April 15, 2006.

          The following table summarizes information about the performance warrants:

                                                                      FOR THE THREE MONTHS ENDED MARCH 31, 2005
                                                                                                       WEIGHTED
                                                                                     NUMBER OF          AVERAGE
                                                                                   PERFORMANCE         EXERCISE
                                                                                      WARRANTS            PRICE
          ------------------------------------------------------------------------------------------------------
          Opening balance                                                            1,944,250          $  2.50
          Granted                                                                      112,500             3.40
          ------------------------------------------------------------------------------------------------------
          Closing balance                                                            2,056,750          $  2.55
          =====================================================================================================

     There were no stock options or performance warrants exercisable at March 31, 2005.

     The assumptions used in the computation of the fair value of the stock options and performance warrants are as follows:

                                                                                         STOCK      PERFORMANCE
                                                                                       OPTIONS         WARRANTS
          ------------------------------------------------------------------------------------------------------
          Risk free interest rate                                                         4.5%             4.5%
          Expected life                                                                5 years          7 years
          Volatility                                                                       50%              50%
          ------------------------------------------------------------------------------------------------------
          Fair value                                                                     $1.28            $1.45
          ======================================================================================================

          A compensation expense of $2 million has been recorded at March 31, 2005. The remaining weighted average contractual life of the stock options and performance warrants is 4.3 years and 6.3 years respectively.

10.  PER UNIT AMOUNTS

     Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan, unit award plan and exchangeable shares.

     Net earnings per unit are as follows:
                                                       MARCH 31,      MARCH 31,
                                                            2005           2004
     ---------------------------------------------------------------------------
                                                                     (RESTATED)
     Net earnings from continuing operations
           Basic                                           $0.40          $0.10
           Diluted (1) (2)                                 $0.39          $0.10
     ---------------------------------------------------------------------------
     Net earnings
           Basic                                           $0.40          $0.12
           Diluted (1) (2)                                 $0.39          $0.12
     ---------------------------------------------------------------------------
     Weighted-average number of units outstanding
           Basic (3)                                  60,963,801     59,408,522
           Diluted                                    67,453,932     65,045,645
     ===========================================================================

     (1) Diluted calculations include additional trust units of 444,627 for the period (23,809 additional units in 2004) for the dilutive impact of the unit incentives and unit award plans and 6.0 million additional units for outstanding exchangeable shares at the period end exchange ratio (2004 - 5.6 million). Calculations of diluted units exclude no unit rights in the period which would have been anti-dilutive. There were no adjustments to net earnings from operations in calculating dilutive per unit amounts.

     (2) The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

     (3) The 2004 number has been restated to exclude trust units issuable for exchangeable shares in accordance with the retroactive change in accounting policy for non-controlling interest.

11.  DERIVATIVE INSTRUMENTS

     As a means of managing commodity price and foreign exchange volatility, the Trust has entered into various financial instrument agreements and physical contracts as set out below.

     RISK MANAGEMENT: OIL                                BBLS/D        US$/BBL
     ---------------------------------------------------------------------------
     Fixed Price Swaps - WTI
        2005 Average                                      1,500         $24.80
     Fixed Price Swaps - BRENT
        2005 Average                                      1,500         $23.37
     ---------------------------------------------------------------------------

     On January 1, 2004 the fair value of all outstanding derivative financial instruments that were not recorded as accounting hedges were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $1,173 has been recognized as a charge to revenue in the three months ended March 31, 2005 (March 31, 2004 - $3,288) and the balance will be recognized as follows:

     2005     Quarter 2                           $1,173
              Quarter 3                            1,186
              Quarter 4                            1,186
     Remaining total to be recognized             $3,545

     Changes in fair value after that time are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

11.  DERIVATIVE INSTRUMENTS (CONTINUED)

     The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to March 31, 2005:

                                                                                           FAIR     TOTAL GAIN
                                                                                          VALUE          (LOSS)
     ----------------------------------------------------------------------------------------------------------
     Fair value of contracts, January 1, 2005                                          $(21,610)     $      --
     Change in fair value of contracts still outstanding at March 31, 2005              (12,369)       (12,369)
     Contract settlements realized during the period                                         --         (8,197)
     Fair value of contracts entered into during the period                                  --             --
     ----------------------------------------------------------------------------------------------------------
     Fair value of contracts outstanding, as at march 31, 2005                         $(33,979)     $ (20,566)
     ----------------------------------------------------------------------------------------------------------

     The fair value amounts are recorded in the consolidated balance sheet as follows:

                                                                                      MARCH 31,   DECEMBER 31,
                                                                                           2005           2004
     Fair value of derivative instruments
           Current asset                                                                    271      $      68
           Long-term asset                                                                   97             --
           Current liability                                                            (34,347)       (21,678)
     ----------------------------------------------------------------------------------------------------------
     Total fair value of derivative instruments                                       $ (33,979)     $ (21,610)
     ==========================================================================================================

12.  SEGMENTED INFORMATION

                                                                                      MARCH 31,      MARCH 31,
                                                                                           2005           2004
     ----------------------------------------------------------------------------------------------------------
                                                                                                    (RESTATED)
     Petroleum and natural gas revenues:
           Canada                                                                     $  54,072      $  58,673
           France                                                                        36,492         18,937
           Netherlands*                                                                  18,151              -
     ----------------------------------------------------------------------------------------------------------
                                                                                      $ 108,715      $  77,610
     ----------------------------------------------------------------------------------------------------------
     Net earnings:
           Canada                                                                     $   6,996      $   2,412
           France                                                                        11,334          4,564
     ----------------------------------------------------------------------------------------------------------
           Netherlands*                                                                   5,979             --
     ----------------------------------------------------------------------------------------------------------
                                                                                      $  24,309      $   6,976
     Funds generated from operations:
           Canada                                                                     $  28,140      $  25,956
           France                                                                        19,019          9,147
     ----------------------------------------------------------------------------------------------------------
           Netherlands*                                                                  10,268             --
     ----------------------------------------------------------------------------------------------------------
                                                                                      $  57,427      $  35,103
     Capital expenditures:
           Canada                                                                     $   9,453      $   8,506
           France                                                                        12,791          8,046
           Netherlands*                                                                   2,454             --
           Australia*                                                                   113,840             --
     ----------------------------------------------------------------------------------------------------------
                                                                                      $ 138,538      $  16,552
     ==========================================================================================================

                                                                                      MARCH 31,   DECEMBER 31,
                                                                                           2005           2004
     ----------------------------------------------------------------------------------------------------------
     Identifiable assets:
         Canada                                                                        $418,666        $433,949
         France                                                                         285,965         268,801
         Netherlands                                                                    159,232         141,852
     ----------------------------------------------------------------------------------------------------------
         AUSTRALIA                                                                      116,113              --
     ----------------------------------------------------------------------------------------------------------
                                                                                       $979,976        $844,602
     ==========================================================================================================

     *Netherlands assets were acquired effective May 19, 2004, Australia assets were acquired effective March 31, 2005.

13.  RELATED PARTY TRANSACTIONS

     During the period, Vermilion paid for various expenditures on behalf of Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.


14.  COMPARATIVE FIGURES

     Certain of the prior-period numbers have been reclassified to conform with the current period presentation.


For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer or
Paul Beique, Director, Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 781-9449;  Fax:  (403) 264-6306;  IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com